UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

C&J ENERGY SERVICES LTD.

(Exact Name of Registrant as Specified in Charter)

Bermuda	000-55404	98-1188116
(State or Other .Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Crown House, 2nd floor

4 Par-la-Ville Rd

Hamilton HM08 Bermuda

(Address of Principal Executive Offices)

Theodore R. Moore, Executive Vice President and General Counsel, 713-325-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from

January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

C&J Energy Services Ltd. (including its subsidiaries, the “Company”) has evaluated its current product lines and determined that, during the 2014 calendar year, certain products that the Company manufactured for sale to third parties contained “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and that such conflict minerals were necessary to the functionality or production of those manufactured products. Therefore, the Company determined that it is subject to the reporting obligations of Rule 13p-1 (herein so called) under the Securities Exchange Act of 1934, as amended, for the 2014 calendar year. Accordingly, the Company is filing this Form SD together with a Conflict Minerals Report (herein so called and attached as Exhibit 1.01 hereto) for the 2014 calendar year prepared in accordance with Rule 13p-1 to disclose, among other things, the due diligence measures that the Company has undertaken to determine the origin of the conflict minerals contained in the Company’s manufactured products. A copy of the Conflict Minerals Report is also publicly available through the Company’s website at www.cjenergy.com. Information contained on or available through the Company’s website is not a part of or incorporated into this Form SD or any other report that the Company may file with or furnish to the U.S. Securities and Exchange Commission.

Summary of Conflict Minerals Report

The Company’s supply chain is complex and is heavily reliant on purchases from distributors rather than product manufacturers. There are multiple tiers between the Company and the smelter and country of origin of any conflict minerals used in our products. The Company does not make purchases of raw ore or unrefined conflict minerals, nor does the Company make purchases in the Democratic Republic of the Congo or any adjoining country. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in the materials supplied to the Company, including the sources of conflict minerals that are supplied to them from sub-tier suppliers.

In accordance with Rule 13p-1 and the Company’s Conflict Minerals Policy, the Company has developed and implemented a supply chain due diligence framework designed to determine the origin of any conflict minerals used in its manufactured products. The Company designed its due diligence framework to materially conform with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, which is an internationally-recognized due diligence framework.

The Company’s due diligence measures generally include: (1) conducting a “Reasonable Country of

Origin” focused supply-chain survey with respect to those identified direct suppliers of materials containing conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template, which asks suppliers to identify the conflict minerals contained in their materials, report information about the sources of those conflict minerals, and provide other information that can be used to assess whether the supplier is sourcing those conflict minerals from known smelters that directly or indirectly support conflict in the Covered Countries and (2) to the extent the supplier has identified smelters, comparing those identified smelters against the list of facilities which have been identified as “conflict free” by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter program.

As a result of its due diligence efforts, the Company has determined in good faith that for the 2014 calendar year the Company’s conflict minerals status is “DRC Conflict Undeterminable”, as the Company does not have sufficient information from its suppliers or other sources to determine the country of origin of many of the conflict minerals used in its manufactured products and/or identify the smelters used to process those conflict minerals.

Item 1.02 Exhibit

The Company has filed a copy of the Company’s Conflict Minerals Report as Exhibit 1.01 hereto, as required by Items 1.01 and 1.02 of Form SD.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.01—Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

C&J ENERGY SERVICES LTD. (Registrant)

By:	/s/ BRIAN PATTERSON
Name:	Brian Patterson
Title:	Corporate Secretary

Date: May 29, 2015